

11018044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



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SEC FILE NUMBER
8- 66709

REPORT FOR THE PERIOD BEGINNING 03/01/10 AND ENDING 02/28/11
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Point Advisors LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California St, Suite 2000
(No. and Street)

San Francisco   CA   94104
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ribis Jones & Maresca P.A.
(Name – if individual, state last, first, middle name)

10500 Little Patuxent Parkway #770, Columbia MD 21044
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _David M Jacquin_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _North Point Advisors LLC_ , as of _February 28_ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

HELEN MAY POSNER
Notary Public, State of New York
No. 41-5005666
Qualified in Queens County
Commission Expires Dec. 14, 20 _14_

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NORTH POINT ADVISORS, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

FEBRUARY 28, 2011



TABLE OF CONTENTS



RIBIS, JONES & MARESCA, P.A.

Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Independent Auditors' Report

To the Member of
North Point Advisors, LLC
San Francisco, CA

We have audited the accompanying statement of financial condition of North Point Advisors, LLC (the "Company") as of February 28, 2011 and the related statements of operations and changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of North Point Advisors, LLC as of February 28, 2011, and the results of its operations, the changes in its member's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 25, 2011

Ribis, Jones and Maresca, P.A.

NORTH POINT ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2011

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	648,107
Accounts receivable		31,472
Client reimbursable expenses and prepaid expenses		154,399
Due from affiliates		1,237,332
Total Current Assets		2,071,310

PROPERTY AND EQUIPMENT

Automobile	57,826
Accumulated depreciation	(34,695)
Property and equipment, net	23,131

TOTAL ASSETS	$	2,094,441

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	236,055
Note payable		15,826
Total Current Liabilities		251,881

TOTAL LIABILITIES	251,881

MEMBER'S EQUITY

Member's equity	1,842,560

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,094,441

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF OPERATIONS AND
CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 28, 2011

REVENUE

Advisory fees	$ 14,162,526
Investment income	647
Total Revenue	14,163,173

EXPENSES

Compensation	3,670,777
Benefits and taxes	265,800
Professional fees	2,544,024
Occupancy	213,355
Office expenses	302,627
Travel, entertainment and business development	972,084
Data and analytics	45,000
Insurance	11,867
Depreciation expense	11,565
Repairs and maintenance	58,400
Contributions	123,555
Interest expense	1,108
Plane expenses	922,868
Other expenses	2,186
Total Expenses	9,145,216

NET INCOME 5,017,957

DISTRIBUTIONS

Tax distributions to managing member	(1,215,527)
Distributions to managing member for investment in affiliates	(3,850,000)
Total Distributions	(5,065,527)

CHANGES IN MEMBER'S EQUITY (47,570)

MEMBER'S EQUITY, MARCH 1, 2010 1,890,130

MEMBER'S EQUITY, FEBRUARY 28, 2011 $ 1,842,560

NORTH POINT ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	5,017,957
Adjustments to reconcile change in net income to net cash provided by operating activities:		
Depreciation and amortization expense		11,565
Changes in operating assets and liabilities:		
Increase in accounts receivable		(1,203)
Increase in client reimbursable expenses and prepaid expenses		(33,665)
Increase in due from affiliates		(1,009,046)
Increase in accounts payable and accrued expenses		100,238
Net Cash Provided by Operating Activities		4,085,846

CASH FLOWS FROM FINANCING ACTIVITIES

Principal payments on note payable		(17,927)
Tax distributions to managing member		(1,215,527)
Distributions to managing member for investment in affiliates		(3,850,000)
Net Cash Used for Financing Activities		(5,083,454)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(997,608)
CASH AND CASH EQUIVALENTS, beginning of year		1,645,715
CASH AND CASH EQUIVALENTS, end of year	$	648,107

SUPPLEMENTAL INFORMATION:

Interest paid	$	1,108

See independent auditors' report and accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Advisors, LLC, a Delaware limited liability company (the "Company"), was formed on June 21, 2004 and operates under a Limited Liability Company Agreement (the "LLC Agreement"). The Company was formed to engage in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. Effective April 19, 2005, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD"). The managing member of the Company is North Point, LLC; a Delaware limited liability company (the "Managing Member"). The Managing Member is responsible for managing the affairs of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Basis of Presentation

The accompanying financial statements are those of North Point Advisors, LLC and are not intended to be the combined financial statements of North Point Advisors, LLC and its affiliates. Pursuant to NASD Rule 1017, FINRA granted the application of North Point Advisors, LLC to transfer certain assets to North Point Aviation, LLC and North Point Investment Portfolio, LLC on November 19, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash and cash equivalents, receivables, property, accounts payable, accrued liabilities, and notes payable, is approximately equal to its fair value at February 28, 2011.

Property and Equipment

Property and equipment are stated at cost. Expenditures that substantially increase an asset's useful life are capitalized. Minor replacements, enhancement, maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which is five years for the automobile.

Revenue Recognition

Advisory fees represent fees earned for investment banking services provided to the Company's clients and are recorded upon the achievement of specific milestones, pursuant to the terms of contractual arrangements.

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients. Pursuant to the terms of contractual agreements, these expenses will be recouped from the clients.

Allowance for Doubtful Accounts

The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client's contractual agreements will successfully close, based on a percentage of outstanding contacts. All accounts receivable as of February 28, 2011 are considered fully collectible by management. No allowance for doubtful accounts has been recorded as of February 28, 2011.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

<u>Income Taxes</u>

The Company is a single member limited liability company and is considered, for United States of America tax purposes, to be a disregarded, pass-through entity. Taxable income or loss from the Company is included in the tax return of the sole member of the managing member of North Point Advisors, LLC.

The Company recognizes "Accounting for Uncertainty in Income Taxes". "Accounting for Uncertainty in Income Taxes" clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with "Accounting for Income Taxes". "Accounting for Uncertainty in Income Taxes" requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Since the Company is an LLC for income tax purposes, and its earnings pass through to the member, no income tax provision is reflected in the financial statements. The Company believes that the adoption of "Accounting for Uncertainty in Income Taxes" does not have an affect on its results of operations or financial condition.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 8 to 1. At February 28, 2011, North Point Advisors, LLC had net capital of $396,226, which was $380,489 in excess of its required net capital of $15,737. North Point Advisors, LLC's ratio of aggregate indebtedness to net capital as of February 28, 2011 is 59.58%.

NOTE 4 – CAPITAL ACCOUNT

A capital account is maintained for the member. The account is increased by capital contributions, allocable share of net profit and any item of income or gain, and decreased by distributions, allocable share of net loss and any items of expense or loss. Allocation of profit and losses and cash contributions and distributions are made in accordance with the amended and restated limited liability company agreement of North Point Advisors, LLC. This agreement also defines a calculation for tax distributions to be provided to the member based on the highest marginal federal individual income tax rate for federal and State of California income tax purposes for the calendar year.

NOTE 5 – NOTE PAYABLE

The Company has a note payable that is secured by an automobile. The note bears an interest rate of 3.9% and monthly payments of $1,464 and is due by February 28, 2012. The balance of the note is $15,826 as of February 28, 2011.

NOTE 6 – OPERATING LEASE AGREEMENT

The Company leases office space under an amended operating lease, which expires May 31, 2014. The future minimum annual year-ending lease payments are as follows:

February 28, 2012	$ 256,516
2013	264,209
2014	272,150
2015	68,538
Total	$ 861,413

Rent expense for the year ended February 28, 2011, including the pro-rata share of expenses, totaled $213,355.

NOTE 7 – RELATED PARTY TRANSACTIONS

An amount of $1,000,000 paid to the sole member, or the Managing Member, as compensation has been included in the statement of operations. Another amount totaling $1,215,527 paid to the sole member, or the Managing Member, has been included as a tax distribution on the statement of operations. During the fiscal year ended February 28, 2011, the Company also made $3,850,000 in distributions to the Managing Member for investments in NPIP.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed as a holding company for the Company's aircraft, which is considered a non-allowable asset for a broker-dealer. The operating income and expenses of the aircraft, excluding depreciation, are included in the accompanying financial statements as plane expenses used to service the Company's clients.

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed as a holding company for the investment assets that are non-allowable for a broker-dealer. As of February 28, 2011, the amount due from NPIP totaled $1,237,332.

NOTE 8 – 401(k) PLAN

The Company has a 401(k) plan that is available to all eligible employees who elect to participate. Employees must be eighteen years of age and must have completed one year of service with at least one thousand hours during that year. The participants can make voluntary salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not make employer contributions during the year ended February 28, 2011.

NOTE 9 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through April 25, 2011, the date the financial statements were available to be issued. There were no additional events or transactions that were discovered during the evaluation that required further disclosure.

SUPPLEMENTARY INFORMATION

NORTH POINT ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED FEBRUARY 28, 2011

COMPUTATION OF NET CAPITAL

1	Member's equity from statement of financial condition	$	1,842,560
3	Total ownership equity qualified for net capital		1,842,560
6	Deductions		
	Non-allowable assets		
	Accounts receivable		31,472
	Due from affiliates		1,237,332
	Property and equipment, net		23,131
	Other assets		154,399
6a	Total non-allowable assets		1,446,334
8	Net capital before haircuts on securities		396,226
9e	Less haircuts on other securities		-
10	Net Capital	$	396,226

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum capital requirement (6-2/3% of aggregate indebtedness)	$	15,737
12	Minimum dollar net capital requirement		5,000
13	Net capital requirement (greater of line 11 or 12)		15,737
14	Excess net capital (line 10 less line 13)		380,489
15	Net capital less 10% of line 19	$	372,620

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Accounts payable and accrued expenses	$	236,055
19	Aggregate indebtedness	$	236,055
20	Ratio: Aggregate indebtedness to net capital		59.58%

See Schedule 3 for the reconciliation of the Company's unaudited FOCUS Report as of February 28, 2011 to the audited statement of financial position.

NORTH POINT ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED FEBRUARY 28, 2011

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company has complied with the exemptive provisions of SEC Rule 15-c3-3.

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL POSITION
FOR THE YEAR ENDED FEBRUARY 28, 2011

Line		UNAUDITED FOCUS Report Form X-17A-5 Part IIA	AUDIT ADJUSTMENTS	Reference	AUDITED STATEMENT OF FINANCIAL POSITION
	Assets				
1	Cash	$ 648,107	$ -		$ 648,107
3	Receivables from non-customers	31,472	-		31,472
9	Receivable from affiliates	1,200,362	36,970	[a]	1,237,332
10	Property, net	34,696	(11,565)	[b]	23,131
11	Other assets	142,197	12,202	[c]	154,399
12	Total assets	2,056,834	37,607		2,094,441
	Liabilities				
17	Accounts payable and other liabilities	$ 147,078	88,977	[d], [e]	$ 236,055
18b	Notes payable, secured	-	15,826	[e]	15,826
20	Total liabilities	147,078	104,803		251,881
	Ownership Equity				
22	Member's equity	1,909,756	(67,196)		1,842,560
25	Total liabilities and member's equity	$ 2,056,834	$ 37,607		$ 2,094,441

Explanations for audit adjustments:

[a]   Increase affiliate receivable by $36,570
[b]   Record depreciation expense totaling $11,565
[c]   Increase client receivable by $12,202
[d]   Record additional accounts payable of $104,803
[e]   Reclassify secured note payable by $15,826

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL POSITION
FOR THE YEAR ENDED FEBRUARY 28, 2011

		UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA	AUDIT ADJUSTMENTS	Reference	RECONCILED TO SCHEDULE 1
	Computation of Net Capital				
1	Member's equity from statement of financial condition	$ 1,909,756	$ (67,196)		$ 1,842,560
3	Total ownership equity qualified for net capital	1,909,756	(67,196)		1,842,560
6	Deductions				
	Non-allowable assets:				
	Accounts receivables	31,472	-		31,472
	Due from affiliates	1,200,362	36,970	[a]	1,237,332
	Property and equipment, net	34,696	(11,565)	[b]	23,131
	Client reimbursable expenses and prepaid expenses	142,197	12,202	[c]	154,399
6a	Total non-allowable assets	1,408,727	37,607		1,446,334
8	Net capital before haircuts on securities	501,029	(104,803)		396,226
9e	Less haircuts on other securities	-	-		-
10	Net Capital	$ 501,029	$ (104,803)		$ 396,226
	Computation of Basic Net Capital Requirements				
11	Net capital requirement (6-2/3% of aggregate indebtedness)	$ 8,750			$ 15,737
12	Minimum dollar net capital requirement	$ 5,000			$ 5,000
13	Net capital requirement (greater of line 11 or 12)	$ 8,750			$ 15,737
14	Excess net capital (net capital, less net capital requirement)	$ 492,279			$ 380,489
15	Net capital less 10% of line 19	$ 487,904			$ 372,620
	Computation of Aggregate Indebtedness				
16	Accounts payable and accrued expenses	$ 131,252	$ 104,803	[d]	$ 236,055
19	Aggregate indebtedness	$ 131,252	$ 104,803	[d]	$ 236,055
20	Ratio: Aggregate indebtedness to net capital	26.20%			59.58%



RIBIS, JONES & MARESCA, P.A.

Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

<u>Report of Independent Auditors' on Internal Control</u>
<u>Required By SEC Rule 17a-5</u>

To the Member of
North Point Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of North Point Advisors, LLC (the "Company") as of and for the year ended February 28, 2011, we considered its internal controls, including internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
3. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and,
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

-14-

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ribis, Jones and Maresca, P.A.

April 25, 2011

SIPC SUPPLEMENTAL REPORT



RIBIS, JONES & MARESCA, P.A.

Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

<u>Independent Accountants' Report on Applying Agreed-Upon Procedures</u>
<u>Related to an Entity's SIPC Assessment Reconciliation</u>

To the Member of
North Point Advisors, LLC
580 California Street, Suite 2000
San Francisco, CA 94104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended February 28, 2011 filed on April 15, 2011, which were agreed to by North Point Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating North Point Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North Point Advisors, LLC's management is responsible for the North Point Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the form of cancelled checks paid to the SIPC, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended February 28, 2011, as applicable, with the amounts reported in Form SIPC-7 for fiscal year ended February 28, 2011, noting the following difference:

- Total revenue "Item no. 2d." on the SIPC-7 when compared to the revenue reported on the audited Form X-17A-5 for the year ended February 28, 2011 was overstated by $3,690, resulting in an overpayment of fees by $9.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5. No overpayment was carried forward on the SIPC-7 filed on April 15, 2011.

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We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ribis Jones and Mausca, P.A.

April 25, 2011